Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a letter to customers of The National Bank & Trust Company of Sycamore in connection with the proposed merger between First Midwest Bancorp, Inc. and NI Bancshares Corporation.

NB&T

First Midwest Bank

Dear Valued Client,

NI Bancshares Corporation recently entered into a definitive merger agreement with First Midwest Bancorp, Inc. headquartered in Itasca, IL. The merger will allow NB&T to partner with a local, high quality, financially strong, client focused organization. We expect you to find similar philosophies amongst our organizations as it relates to our unwavering commitment to relationship banking, fiscal responsibility, and empowering our communities to thrive. Our merger will allow us to continue to serve your growing banking needs through an even broader array of retail, business, wealth management and private banking products and services. The merger is anticipated to be completed during the first quarter of 2016, subject to the receipt of bank regulatory approvals and completion of various closing conditions.

First Midwest looks forward to warmly welcoming you to its banking family and providing you with the same personalized service you have grown accustomed to over the years. First Midwest maintains a philosophy that focuses on helping its clients achieve financial success over a lifetime and has been recognized as having the "Highest Customer Satisfaction with Retail Banking in the Midwest, Two Years in a Row[1]", according to the J.D. Power 2014 and 2015 Retail Banking Studies℠.

Following the closing, you will continue to have access to over 50,000 surcharge-free ATMs worldwide in the Allpoint™ network, plus over 100 full service banking centers and state-of-the-art online and mobile banking. To learn more about First Midwest, including its branch locations, please visit **www.FirstMidwest.com**.

Your confidence and trust are important to us. Together, we will keep you informed on the progress of this transaction. We have enclosed a Question and Answer Guide for your reference. If you have any additional questions or concerns, please contact your NB&T relationship manager.

Thank you for your patronage. We look forward to continuing to serve your banking needs.

Sincerely,

Michael A. Cullen
President & CEO
NB&T

Member FDIC

Mark G. Sander
President
First Midwest Bank

Member FDIC

CLIENT QUESTION AND ANSWER GUIDE

Why the merger?
The merger with First Midwest Bank will allow NB&T to partner with a high quality, financially strong, client-focused organization. We expect you to find similar philosophies amongst our organizations as it relates to our unwavering commitment to relationship banking, fiscal responsibility, and empowering our communities to thrive.

When the merger is complete, you will continue to have access to over 50,000 surcharge-free ATMs worldwide in the Allpoint™ network, plus over 100 full service banking centers and state-of-the-art online and mobile banking.

What can you tell me about First Midwest Bank?
First Midwest has operated for over 70 years. It is one of the largest independent banks headquartered in Illinois, with over 100 full service banking offices located in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa.

First Midwest maintains a philosophy that focuses on helping its clients achieve financial success through its long-standing commitment to delivering highly-personalized service. We believe our approach to community banking aligns exceptionally well with First Midwest's philosophy, making this a win-win for our clients and our local communities. First Midwest has been recognized as having the "Highest Customer Satisfaction with Retail Banking in the Midwest, Two Years in a Row[1]", according to the J.D. Power 2014 and 2015 Retail Banking Satisfaction Studies℠.

For more information on First Midwest Bank, please visit **www.FirstMidwest.com**.

Will my account number change?
At this time your account number will remain the same. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my accounts, checks, and deposit slips?
You may continue to use your same accounts, checks and deposit slips at this time. We will strive to make your transition as simple as possible and will notify you in advance if your checks or deposit slips require replacement.

What about my ATM or debit card?
You may continue to use your ATM or debit card at this time without interruption. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my banking representatives?
At this time, all of the employees that have been serving you in the past will continue to provide the same exceptional service to which you have grown accustomed.

Will the lobby and drive-up hours remain the same?
Yes. The lobby and drive-up hours will remain the same for your convenience.

Will I need to notify anyone about my automatic payments or direct deposits?

Any direct deposits currently being credited to your account, or automatic payments being deducted from your account, will continue at this time without interruption. We will notify you if your deposits or payments require notification of changes to the originator.

Will the interest rate on my certificate of deposit (CD) remain the same?

Yes. The rate you are currently receiving on your CD will remain unchanged through its date of maturity.

What about the interest rates on my other interest-bearing deposit accounts (Money Market, Checking and Savings)?

You will continue to earn interest on these accounts and the interest rate will vary as it has in the past.

Will my loan payments continue as before?

Yes. Please continue to make your loan payments to NB&T. Loan payments cannot be made at First Midwest branches until the merger is complete. Upon completion of the merger, all loans will transfer to First Midwest Bank at their current terms and conditions.

When will I be able to use First Midwest Banking Centers?

We anticipate that the merger will close during the first quarter of 2016, subject to bank regulatory approvals and other closing conditions. When the merger is complete, you will be able to conduct business at any of over 100 convenient locations throughout the Chicagoland area and across the state of Illinois, northwest Indiana and eastern Iowa. For a branch locator, please visit: www.FirstMidwest.com/Locator.

Will NB&T change its name to First Midwest Bank?

Yes. All branches of NB&T will change their name to First Midwest Bank upon completion of the transaction, which is expected to occur during the first quarter of 2016.

Who should I call with questions about supplemental FDIC insurance?

If you have questions about the supplemental FDIC insurance of your accounts, please call your local branch manager.

Who should I call if I have additional questions?

Please contact your local NB&T relationship manager.

[1]First Midwest Bank received the highest numerical score among retail banks in the Midwest region in the proprietary J.D. Power 2014 and 2015 Retail Banking Satisfaction Studies[SM]. 2015 study based on 82,030 total responses measuring 20 providers in the Midwest region (IA, IL, KS, MO, MN, WI) and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed April 2014 - February 2015. Your experiences may vary. Visit JDPower.com.

Note: The merger of NI Bancshares Corporation and First Midwest Bancorp, Inc. is subject to bank regulatory approvals and other closing conditions.

The following information may pertain to you as a result of the merger between NI Bancshares Corporation (NB&T) and First Midwest Bancorp, Inc. If you have accounts at both institutions, your newly combined deposits in the resulting institution could exceed the $250,000 normal maximum of deposit insurance provided by the FDIC. In this case, the FDIC will provide supplemental insurance coverage on your accounts for a period of six months from the effective date of the merger. For example, if the transaction were to be completed on or about December 31, 2015, then your NB&T accounts would be insured separately until June 30, 2016. If a NB&T certificate of deposit would mature and be renewed under the same terms between December 31, 2015 and June 30, 2016, the supplemental insurance would be effective until the first maturity date after June 30, 2016. Certificates of deposit that mature between December 31, 2015 and June 30, 2016 and are renewed on any other basis, or that are not renewed and become demand deposits, will be separately insured only until June 30, 2016. The purpose of the supplemental insurance coverage is to provide you an opportunity to restructure any accounts, if needed, to maximize the insurance coverage of your existing accounts. Any account opened or additional deposits to existing accounts after June 30, 2016 will be combined with your existing accounts in the new institution and will not be separately insured.

Forward-Looking Statements

The information contained herein may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect new information or events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and NI Bancshares Corporation ("NIBA") might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction between First Midwest and NIBA might not be obtained; credit and interest rate risks associated with First Midwest's and NIBA's respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and NIBA operate or anticipate doing business, may be less favorable than expected; new regulatory or legal requirements or obligations; and other risks, uncertainties and assumptions identified under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2014, as well as First Midwest's subsequent filings made with the Securities and Exchange Commission (the "SEC"). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could impact First Midwest's business and financial performance and pending or consummated acquisition transactions, including the proposed acquisition of NIBA.

Additional Information for Stockholders

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and NIBA, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of NIBA, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of NIBA. Stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, NIBA and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest's website at www.firstmidwest.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from NIBA upon written request to NI Bancshares Corporation, Attn: Michael A. Cullen, President and Chief Executive Officer, 230 W. State Street, Sycamore, Illinois 60178 or by calling (815) 895-2125.

Participants in this Transaction

First Midwest, NIBA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NIBA stockholders in connection with the proposed transaction between First Midwest and NIBA under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest's definitive proxy statement relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 14, 2015. This definitive proxy statement can be obtained free of charge from the SEC's website at www.sec.gov.